

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2011

Via E-mail
Zoltan Nagy
President
Starflick.com
1361 Peltier Drive
Point Roberts, WA 98281

>   **Re: Starflick.com**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed November 4, 2011**
>   **File No. 333-174833**

Dear Mr. Nagy:

      We have reviewed your responses to the comments in our letter dated October 17, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note your response to our prior comment one. Since you have been unable to tell us why you believe you do not meet the definition of a shell company as outlined in Rule 405 of the Securities Act, please revise to disclose your status as a shell company. Particularly, you have been unable to explain why you should not be deemed to have "no or nominal operations" as opposed to having a "limited operating history." Your own disclosure in the third sentence of the Business section on page 4 states clearly that you are "a company without . . . operations."

2. Please revise your registration statement for consistency regarding your business plan as your registration statement contains contradictory statements. For example, we note your disclosure on page 24 that "you do not intend to finance production of any film by selling shares of [your] capital stock," but, on page five and in your Risk Factors section, you discuss selling shares of your common stock "to achieve any of the objectives set forth [in your prospectus]."

Summary of Our Offering, page 5

Our Business, page 5

3. We note your response to our prior comment four and reissue in part. Please revise to disclose your monthly burn rate and when you anticipate running out of money.

4. Please revise to reconcile your disclosure here that you intend "to engage in the business of developing, producing, marketing and distributing low-budget, feature-length films in the United States and Canada" with your disclosure on page 26 that you intend to release your films in "the United States, Canada and other countries."

5. We note your revised disclosure in the fifth paragraph on page five. Please revise to clarify that there is no guarantee that you will generate revenue even if you produce a film.

6. Please reconcile your disclosure on page five that you believe that you can produce low budget movies for $75,000 to $100,000 with your disclosure in the last paragraph on page five that you believe that $70,000 will allow you to produce and distribute one film. In addition, please reconcile your disclosure in the fourth paragraph on page five that "[you] cannot estimate the amount of funds [you] will require to reach revenue generation, including the cost of marketing, production and distribution of [your] films until such time as [you] identify a script at this time" with your disclosure in the last paragraph on page five that "$70,000.00 will cover the costs of marketing, producing and distributing the film."

7. We note your response to our prior comment six and reissue. Please reconcile your disclosure here that you believe that you can produce a film, market the film and distribute the film for $70,000.00 with your disclosure on page 24 that "[you] will not be able to produce a feature film with the proceeds of this offering, regardless of the amount raised, without additional outside financing and cost deferral." In this regard, we note that your Use of Proceeds table on page 13 does not include production, post-production or distribution costs. To the extent that you do not intend to use the proceeds of this offering to produce and distribute a film, please disclose here that the proceeds of this offering will be used to pay for part of the preproduction costs of a film and that in order to produce and distribute the film, you will need to raise additional funds. In addition, please disclose that if you are unable to obtain such financing for a motion picture, you will be unable to produce any films.

8. Please revise the second to last sentence in the second to last paragraph on page five to state as a belief.

9. Please revise to disclose here that Mr. Nagy has no obligation to loan additional funds to you. In this regard, we note your disclosure on page 14 that you do not have a written

agreement with Mr. Nagy with respect to advancing additional funds, that you are relying solely on his oral representations and, that, if he does not advance additional funds, you will not have any legal recourse against Mr. Nagy.

10. Please revise to remove the second and third sentences on page six, the second and third sentences in the last paragraph on page 20, the sixth sentence in the last paragraph on page 22 and similar disclosure throughout regarding "the protracted comment process with the SEC."

Risk Factors, page 7

11. We note your disclosure on page 24 that "there can be no assurance that [you] will be able to secure a recognizable actor or director for [your] films, which may hinder [your] ability to obtain financing" and your disclosure on page 37 that you intend to employ amateur actors and directors. Please add a risk factor regarding the difficulty of securing financing without a recognizable actor or director or tell us why this is not necessary.

We may raise additional capital in order to produce a feature film, page 9

12. Please revise to remove the words "arbitrary basis."

Management's Discussion and Analysis or Plan of Operation, page 20

Plan of Operation, page 20

13. Please reconcile your disclosure on page 21 that, if you sell the maximum number of shares in this offering, you will spend $35,000 to purchase options to acquire screenplays with your disclosure on page 23 that the cost of acquiring options to acquire screenplays could be up to $20,000 if you sell the maximum number of shares. In addition, we note that on page 22 you estimate that the cost of an option to acquire a screenplay is $5,000 and that on page 24 you state that you anticipate purchasing five screenplays for $20,000, which suggests that you anticipate paying $4,000 for each, if you sell the maximum number of shares of common stock in this offering. Please revise or advise.

14. We note your revised disclosure on page 22 that "[you] have allocated between $10,000 and $35,000 for the acquisition of options to acquire two screenplays and one commissioned screenplay." Please revise to clarify that you have allocated $10,000 to purchase a commissioned screenplay regardless of whether you raise the maximum or minimum amount in this offering, you have allocated to $10,000 to purchase two options if you raise the minimum amount in this offering and you have allocated $35,000 to purchase five options if you raise the maximum amount in this offering or advise. In addition, please advise as to why you have allocated $35,000 to purchase five options when you anticipate that each option will cost $5,000.

15. We note your revised disclosure on page 22 regarding your plans to acquire options to purchase a screenplay. Please revise to clarify the cost of acquiring existing screenplays should you exercise the options and the term of the options you intend to purchase. Please reconcile your disclosure on page 20 that you estimate that it will take you 100 days to acquire a movie script and initiate production with your disclosure on page 24 that you do not know when you will select an existing screenplay for pre-production. In addition, if possible, please revise to disclose your plans regarding the length of time you intend to look for existing screenplays, when you intend to purchase options and the length of time you intend to evaluate the screenplays before selecting one to purchase and begin pre-production.

16. We note your disclosure in the second to the last paragraph on page 22 that you "estimate that the total process of producing your first [film] will take two years . . . ." Please revise to clarify here whether your first film will be based on one of the commissioned screenplays or one of the existing screenplays that you intend to purchase.

17. We note your response to our prior comment 19 and reissue in part. Please reconcile your disclosure on page 22 that "[you] estimate that the total process of producing [your] first film will take two years at a cost of between $75,000 - $100,000, all of which will be paid from the proceeds of this offering" with your disclosure on page 24 that "you will not be able to produce a feature film with the proceeds of this offering, regardless of the amount raised, without additional outside financing and cost deferral."

18. Please revise to reconcile your disclosure on page 22 that you do not know when your website will be fully operational with your disclosure on page 34 that your website is expected to be fully operational by January 1, 2012.

19. Please revise your disclosure on page 25 to clarify what you mean by "preproduction, production and post-production fees."

20. We note your response to our prior comment 32 and reissue. Please reconcile your disclosure on page 25 that you do not intend to make any films that cost more than $75,000 to $100,000 for production and post-production with your disclosure on page 30 that development, pre-production, production and post-production will cost $75,000 to $100,000. In addition, please revise to clarify whether post-production includes the cost of distribution. To the extent it does not, please revise to reconcile your disclosure on pages 25 and 30 with your disclosure on page five that you believe that you can produce and distribute a movie for $75,000 to $100,000.

Results of Operations, page 26

From Inception on March 24, 2011 to September 30, 2011, page 26

21. The amount of your net loss from inception as disclosed on page 26 of $15,550 does not agree to the amount reflected in your financial statements on page 50 of $18,825. Please reconcile and revise these disclosures.

Business, page 28

The Motion Picture Industry, page 28

22. Please revise your disclosure in the third paragraph to remove your reference to The Blair Witch Project.

The Internet Industry, page 32

23. We note your response to our prior comment 34 and reissue. Please revise to reconcile your disclosure on page 32 that "[you] believe that by selling DVDs of your films on the Internet [you] can circumnavigate the traditional methods of film distribution: theatrical release, video rental and television with your disclosure on page 26 that you believe that, "with a proper marketing campaign, [your] Internet sites can develop into an effective means to distribute [your] motion pictures after a period of theatrical release."

Our Philosophy, page 34

24. Please revise the first two sentences in the second to the last paragraph on page 34 to state as beliefs.

Certain Transactions, page 46

25. Please reconcile your disclosure on pages 14, 22, 27 and 46 that $35,434 is due to Mr. Nagy with your disclosure on page F-7 that $39,534 is due to Mr. Nagy.

Starflick.com Incorporated Interim Financial Statements

26. Please revise to include interim financial statements for the six month period ended September 30, 2011 rather than for the three months ended September 30, 2011. Refer to the requirements outlined in Rule 8-08 or Regulation S-X.

Other

27. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3324 with any other questions.

Sincerely,

/s/ John Stickel

John Stickel
Attorney-Advisor

cc: Via E-mail
Conrad C. Lysiak, Esq.
The Law Office of Conrad C. Lysiak, P.S.